VIROMENT CAPITAL, LLC: 33 South 6th Street, Ste #4750, Minneapolis MN 55402

Contact: Paul Koenig | **Phone:** +1 (612) 799-4405
Website: www.Viroment.com | **Email:** Info@Viroment.com

Co-Founders, Key Management:

Chief Executive Officer Paul Koenig
Chief Operating Officer Russ Vering
Director Chris Reimers

Category: New Tech Facility Own / Lease

Year Founded: 2020 (Viroment 2012)

- Awarded International Water Prize
- USCS Trade Mission 2016 (Sg/Vn/Ph)
- USCS Trade Mission July 2017 (China)
- Hurricane Harvey - Emergency Purchase Order Sept 2017 (Houston Texas)
- USCS Trade Mission Nov 2017 (China)
- Partnership with USA AG CO-OP 2020

Number of Employees: 11 FTE

Amount and Type of Financing Sought:
Debt – 3 year note with annual dividends

Funding Stage: SEC filed Private Placement Memorandum – Investor Debt Notes Ready

Outlook: 50 initial sites identified and/or controlled. Current clients demand more than 300 facilities to be leased with 15-year contracts. 300+. Projects create 55 community jobs with a local economic impact of $8,000,000 per year.

Business Description: Viroment Capital constructs livestock facilities which are pre-leased to large global suppliers. Pork is the number one source of protein, accounting for 38% of the global market with an annual market growth of over 5% (*United Nations Food & Agricultural Organization*). Existing facilities continue to age, decreasing supply while global protein demand continues to grow. The result is an increased demand for newly constructed facilities.

Viroment facilities are fitted with award-winning filtration technology. The unique process decreases odor by filtering animal manure in real-time creating two valuable resources: a high value fertilizer and reuse water. Viroment barns are sustainable and provide a healthier facility while also benefitting the local ecosystem and economy

Product/Market Fit: More than 1,000 pre-market interviews with sludge producers, industry experts, and regulatory officials validated a market for multiple forms of organic sludge applications for Viroment's technology. Validated markets include sewage, aquaculture, manures, vegetable/meat processing, landfill leachate and river water. The acceptance rate coupled with profit margins in the livestock market make it an ideal target for application and ownership of the facility.

Business Model: Viroment's technology converts a disposal cost into a profit center, thereby improving the bottom line for its livestock facilities. The resulting market advantage is held permanently by the company owning the asset. Viroment does not make its equipment available to the public for sale resulting in an exclusive lock down on top producer facility leases.

Customers/LOI: USA: Top 20 global pork producers only.

Management: Strong executive/technical team of experts in science, business, government and waste. Builder / Owner of like project facilities. Advises & mitigates compliance globally. Member; National Pork Producers Council Board of Directors

Technologies/Special Know-how: Utility/Processing Patent in process (USA); Patent Cooperation Treaty (PCT global); Trade Secret protections/protocols; Accredited Labs & industry white papers; EPA compliant; and foreign licenses.

Markets: Midwest, USA - (Confidential client names) Client #1(100 facilities), Client #2 (30 Facilities), Client #3 (25 facilities), Client 4 (120 facilities). Client #5 (80 facilities).

Competition: Land applicators pressured by regulatory compliance. The Viroment process is less costly, involves less regulatory oversight and requires minimal capital expense. The proprietary system results in reduced environmental impacts while creating two valuable reuse co-products. The resulting process increases the facility profits.

Investment Type: Debt – 3 year note with annual dividends

Annual Return	**10%**				
Investment (min)	**$100**				